Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX REPORTS POSITIVE FINANCIAL PERFORMANCE FOR THE YEAR 2011

Vancouver, BC, Canada – March 26, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces results for the fiscal year ended December 31, 2011. Overall financial performance improved throughout the reporting period, compared to that of the previous year, attributed to the Company’s mining operations at La Guitarra achieving full capacity of mill throughput and, in turn, increased sales.

Highlights, which should be read in conjunction with the audited financial statements and management’s discussion and analysis available on www.sedar.com, include:

Financial

  Generated net income of $3.1 million in Q4 2011, the first quarter of full capacity production from the La Guitarra mill.
  Sales for 2011 were $16.8 million from the sale of 359,188 ounces of silver and 3,959 ounces of gold.
  Metal held in inventory at 2011 year-end included 14,112 ounces of silver and 126 ounces of gold.
  Net loss improved to $3.9 million from $42.2 million in 2010.
  Adjusted net income improved to $5.2 million (non-GAAP) compared to adjusted losses of $3.4 million (non-GAAP) in 2010.
  A total of $9.6 million was spent on capital expenditures and exploration, $3.5 million of which was spent on mine development at the La Guitarra mine and $2.4 million on exploration of the Temascaltepec district.
  Cash costs for the year were $8.67 per ounce (non-GAAP) of silver net of by-products.
  Realized prices were $34.88 per ounce of silver and $1,594.78 per ounce of gold.
  Working capital on December 31, 2011 was $19.1 million.

Operations

  Silver production rose 192% to 437,953 oz and gold production increased by 260% to 4,293 ounces due to limited production in 2010.
  Silver-equivalent production increased by 213% to 678,361 oz (at a 56:1 silver: gold ratio with no base metals) from 216,602 oz in 2010.
  La Guitarra mine and plant output was optimized to its maximum rate of 320 tonnes per day (“tpd”).

  Mining fleet was updated and extensive mine and mill upgrades were completed.

Financial Results

The Company achieved adjusted net income, which excludes share based compensation and the write down of the San Marcial mineral property, for the year ended December 31, 2011 of $5.2 million (non-GAAP) compared to adjusted losses of the same period in 2010 of $3.4 million (non-GAAP). Net loss was $4.4 million for the year ended December 31, 2011 compared with a net loss of $42.2 million for the same period in 2010. For the three months ended December 31, 2011, the Company achieved net income of $3.1 million compared with a net loss of $4.8 million in Q3 and a net loss of $38.1 million in Q4 of 2010.

The Company achieved a gross profit of $6.5 million for the year ended December 31, 2011, on sales of gold and silver of $16.8 million compared with a gross profit of $1.1 million for the comparative 2010 periods on sales of gold and silver of $4.0 million. Since December 31, 2010, the average realized price to the Company of silver and gold over the 2011 year has increased by 31.5% and 18%, respectively, which contributed to the improvement in gross profit.

At December 31, 2011, the Company had cash, restricted cash and short term investments of $20.9 million, current assets of $25.3 million, working capital of $19.1 million, and total assets of $71.2 million.

2012 Production

With the La Guitarra mill now running at full capacity, 2012 production is expected to increase to 500,000 ounces of silver and 5,000 ounces of gold.

Commenting on the year ahead, Duane Nelson, Silvermex’s CEO, stated: “I am very pleased with the progress we made in 2011 at our La Guitarra Mine. Even with the extensive equipment acquisitions, mine and mill improvements and developments, we operated at a profit in the fourth quarter of the year. 2012 will be a year of continued growth for us. We now have an updated mining equipment fleet, a well trained workforce and our current exploration programs have been very successful in delineating additional high grade ore shoots. We will concentrate on the development of these new ore shoots to improve head grades and production. Our primary focus for 2012 will be on developing a new mine plan that can expand production well beyond our current capacity”.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.